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                                                                Exhibit (a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The offer is made solely by the Offer to Purchase dated July 29, 1997 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction; in those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Wasserstein Perella & Co., Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
                         of Ply Gem Industries, Inc.
                                      by
                                NTK Sub, Inc.
                     a wholly owned subsidiary of Nortek,Inc.
                                      at
                         $19.50 Net Per Share in Cash

NTK Sub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Nortek, Inc., a Delaware corporation ("Parent"), hereby offers to purchase all of the outstanding shares of common stock, $0.25 par value per share (the "Shares"), of Ply Gem Industries, Inc., a Delaware corporation (the "Company"), at a price of $19.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 25, 1997 UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 24, 1997 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as promptly as practicable following the completion of the Offer and the satisfaction or waiver of certain conditions, including the purchase of Shares pursuant to the Offer and the approval and adoption of the Merger Agreement by the stockholders of the Company, if required by applicable law, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. In the Merger, each issued and outstanding Share (other than Dissenting Shares (as defined in the Offer to Purchase)) not owned directly or indirectly by the Company will be converted into and represent the right to receive $19.50 in cash or any higher price that may be paid per Share in the Offer, without interest.

The Board of Directors of the Company (by unanimous vote of all directors present)


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has approved the Merger Agreement, the Offer and the Merger, determined that the
Offer and the Merger are fair to and in the best interests of the stockholders of the Company, and recommends acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company.

The purpose of the Offer is to acquire all the outstanding Shares and thereby to obtain control of the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. Consummation of the Offer will provide Purchaser with at least a majority of the equity interest of the Company. The Merger will allow Purchaser to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Merger, each then outstanding Share (other than Shares owned directly or indirectly by the Company, Shares held in the treasury of the Company and Shares owned by stockholders who perfect appraisal rights under Delaware law) would be converted into the right to receive an amount in cash equal to the price per Share paid by the Purchaser pursuant to the Offer. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer and a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the public stockholders of the Company to Parent. The purchase of Shares pursuant to the Offer will increase the likelihood that the Merger will be consummated.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below), a number of Shares, which, when added to the Shares then beneficially owned by Parent, constitutes at least a majority of the total number of Shares outstanding on a fully-diluted basis (the "Minimum Condition"); (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iii) Parent and Purchaser having received the debt financing for the transactions contemplated by the Merger Agreement on terms substantially as outlined in the Financing Commitment (as defined in the Offer to Purchase). If any Condition (as defined in the Offer to Purchase) is not satisfied prior to the expiration of the Offer, Purchaser may, subject to the terms of the Merger Agreement, (i) terminate the Offer and return all tendered Shares to tendering stockholders; (ii) extend the Offer and, subject to withdrawal rights (as set forth in Section 4 of the Offer to Purchase), retain all such Shares until the expiration of the Offer as so extended; (iii) waive such Condition (other than the Minimum Condition) and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered and not withdrawn by the Expiration Date; or (iv) delay acceptance for payment of (whether or not the Shares have theretofore been accepted for payment), or payment for, any Shares tendered and not withdrawn, subject to applicable law, until satisfaction or waiver (if permitted) of the Conditions to the Offer.

Pursuant to the Merger Agreement, and subject to the terms and conditions of the Offer, if all of the Conditions are not satisfied on the initial Expiration Date, and the Merger Agreement has not been terminated in accordance with its terms, Purchaser shall extend (and re-extend) the Offer to provide time to satisfy such Conditions


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through the Final Termination Date unless, in the reasonable judgment of Parent and Purchaser, any Condition is incapable of being satisfied prior to the Final Termination Date. The "Final Termination Date" shall initially be September 22, 1997. From and after the Final Termination Date, if all of the Conditions have not been satisfied on any Expiration Date of the Offer and the Merger Agreement has not been terminated in accordance with its terms, Purchaser may but shall not be obligated to extend and re-extend the Offer to provide time to satisfy such Conditions.

Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right to amend the terms and conditions of the Offer in any respect by giving oral or written notice of such amendment to the Depositary (as defined in the Offer to Purchase). Without the consent of the Company, however, no amendment may be made which (x) decreases the price per Share or changes the form of consideration payable in the Offer, (y) decreases the number of Shares sought, or (z) changes any of the Conditions or imposes additional conditions to the Offer or amends any other term of the Offer in any manner adverse to the holders of Shares. IN NO EVENT MAY THE PURCHASER WAIVE THE MINIMUM CONDITION WITHOUT THE CONSENT OF THE COMPANY.

The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, August 25, 1997, unless and until Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares if, as and when Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payments to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares ("Stock Certificates") or confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 of the Offer to Purchase); and (iii) any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times. Under no circumstances will interest be paid by Purchaser on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making such payment.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date only pursuant to the following provisions. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after September 26, 1997 if they have not previously been accepted for payment as


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provided in the Offer to Purchase. To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Stock Certificates evidencing the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution), must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of Stock Certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular Stock Certificates evidencing the Shares to be withdrawn, or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the appropriate procedures described in the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance, and requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials, may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of the Offer to


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Purchase, the Letter of Transmittal or other tender offer materials. No fees or commissions will be payable to brokers, dealers or other persons other than the Information Agent, the Dealer Manager, and the Depositary for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc. Logo
156 Fifth Avenue
New York, New York 10010
(212) 929-5500

or

Call Toll-Free (800) 322-2885

The Dealer Manager for the Offer is:
Wasserstein Perella & Co., Inc.
31 West 52nd Street
New York, New York 10019
(212) 969-7949 (Call Collect)

July 29, 1997


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